Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

www.drinkerbiddle.com

March 5, 2019

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tony Burak

Re:	Cliffwater Corporate Lending Fund, File Nos.: 333-224044; 811-23333 (the “Fund” or “Registrant”)

Dear Mr. Burak:

The following responds to the comments you provided orally on March 4, 2019 in connection with your review of pre-effective amendment No. 2 to the Fund’s registration statement (the “Registration Statement”) filed on February 28, 2019 on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”).1

Prospectus

Fund Fees and Expenses

1.	Comment: The caption “Fees and Interest Payments on Borrowed Funds” shows 0.00% in the table for each share class. However, the disclosure in the final paragraph on page 16 under “Investment Strategies and Overview of Investment Process – Firm’s Target Investment Portfolio” states the following:

The Fund anticipates engaging in borrowings and utilizing leverage during its first twelve months of operations.

Please consider clarifying the disclosure on page 16 or provide an explanation as to why the disclosure is adequate in light of the caption in the Fees and Expenses table.

Response: The Registrant has revised the disclosure as follows:

The Fund may engage in borrowings and may utilize leverage during its first twelve months of operations.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Statement of Additional Information

Appendix B – Financial Statements

2.	Comment: The description in the final paragraph on page B-7 under “Note 2. Accounting Policies” states the following:

The aggregate amount of the organizational costs and offering costs as of the date of the accompanying financial statements are $164,485 and $153,307, respectively.

Please explain the difference between the organization and offering costs as presented under Note 2 on page B-7, and those as captioned in the Statement of Operations and Statement of Assets and Liabilities, which present the organizational costs and offering costs as $189,530 and $169,343, respectively.

Response: The captions in the Statement of Operations and Statement of Assets and Liabilities, which present the organizational costs and offering costs as $189,530 and $169,343, respectively, were updated to reflect late invoices received by the Fund and are accurate. Due to a clerical error, however, the figures presented under Note 2 were not updated correctly to reflect the correct amounts. The Registrant has revised Note 2 of the financial statements.

3.	Comment: Please describe the expenses that make up the caption Payable to Investment Manager in the Statement of Assets and Liabilities on page B-5.

Response: The expenses under the caption Payable to Investment Manager in the Statement of Assets and Liabilities include fund expenses paid by the Fund’s investment adviser. These expenses include legal fees, blue sky application fees, printing and typesetting expenses and SEC registration fees. The caption is the difference between the receivables (Receivable from Investment and Deferred Offering Costs) and the payables (Payable for offering costs and Payable for organizational costs) in the Statement of Assets and Liabilities.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1109 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Benjamin McCulloch
Benjamin McCulloch

cc:	Jonathan Rogal, Esq. Joshua B. Deringer, Esq.

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